I, Leslie H Peters, certify that:

(1) the financial statements of O2Boost LLC included in this Form are true and complete in all material respects; and

(2) the tax return information of O2boost LLC included in this Form reflects accurately the information reported on the tax return for O2Boost LLC filed for the fiscal year ended 12/31/2023.

Leslie H Peters, President

O2Boost LLC

Financial Statements
December 31, 2023
(Unaudited)

O2Boost LLC
STATEMENT OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
(Unaudited)

	Jan - Dec 2023	Jan - Dec 2022
Revenues	$ 150,571	$ 214,315
Cost of Revenues	46,328	42,022
Gross Profit	104,243	172,293
Operating Expenses:		
Administrative Shared Services	22,670	0
Traveling Expenses	1,224	536
Insurance	5,924	0
Facilities (Rents & Utilities)	14,888	73
Legal and Professional	15,747	29,403
Depreciation & Amortization	0	0
Advertising Expense	7,004	67,049
Research & Development	0	4,750
Sales Support	10,943	20,436
Commissions to Hemotek	29,665	45,545
Samples	3,475	13,929
Other Operative Expenses	22,582	648
Total Operating Expenses	134,122	182,368
Net Operating Income	(29,879)	(10,075)
Comprehensive income (loss)	**$ (29,879)**	**$ (10,075)**

O2Boost LLC
Balance Sheet
(Unaudited)

	Jan - Dec 2023	Jan - Dec 2022
ASSETS		
Current Assets		
Cash	$ 3,611	$ 2,707
Accounts Receivable	0	0
Other Current Assets	106,085	52,817
Total Current Assets	109,696	55,524
TOTAL ASSETS	109,696	55,524
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	5,239	2,280
Total Accounts Payable	5,239	2,280
Other Current Liabilities	6,841	0
Total Current Liabilities	12,080	2,280
Total Liabilities	12,080	2,280
Equity		
Retained Earnings	(10,075)	0
Partner Contributions	137,570	63,320
Net Income	(29,879)	(10,075)
Total Equity	97,616	53,245
TOTAL LIABILITIES AND EQUITY	$ 109,695.77	$ 55,524

O2Boost LLC
Statement of Cash Flows
(Unaudited)
January - December 2023

		Total
OPERATING ACTIVITIES		
Net Income	$	(29,879)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accounts Receivable		0
Finished Ox66 Powder		(98,619)
O2Boost Finished Product		45,892
O2SkinCare		(1,163)
Receivables from Hemotek		0
Channel Clearing Account:Shopify		623
Accounts Payable		9,800
Total Adjustments to reconcile Net Income to Net Cash provided by operations:		(43,467)
Net cash provided by operating activities		(73,346)
FINANCING ACTIVITIES		
Partner Contributions		74,250
Net cash provided by financing activities		74,250
Net cash increase for period		904
Cash at beginning of period		2,707
Cash at end of period	$	3,611

O2Boost, LLC
Notes to 2023 Financial Statements

General Notes

These financial statements have been prepared by O2Boost LLC management and staff. They have not been reviewed or audited by independent accountants. Management and Staff believe that the financial statements and notes are materially accurate to the best of their knowledge.

These financial statements have been prepared using the accrual basis of accounting.

Financial Statement Notes

Current Assets include $98,619.40 of raw ingredients (Ox66 powder), $6,974.18 in finished product, and $491.19 in undeposited funds.

$29,665.20 in Commissions to Hemotek represent royalty payments made per licensing agreement.